SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

NAME OF ISSUER:   The Immune Response Corporation

TITLE OF CLASS OF SECURITIES:   Common Stock, par value
$.0025 per share.

CUSIP NUMBER:  45252T10

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

        Kevin B. Kimberlin
        c/o Spencer Trask & Co.
        535 Madison Avenue, 18th Floor
        New York, New York  10022
        Tel:  (212) 355-5565
        Fax:  212-751-3483

DATE OF EVENT WHICH REQUIRES FILING:  February 14, 2002

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ x ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO.:  45252T10

1. NAME OF REPORTING PERSON:  Kevin B. Kimberlin

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
   (a)   (b)  x

3. SEC USE ONLY
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                                                                   Page 2 of 8

4.   SOURCE OF FUNDS:  AF

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
        Yes        No X

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  UNITED STATES

7.   SOLE VOTING POWER:  9,070,549

8.   SHARED VOTING POWER: 0

9.   SOLE DISPOSITIVE POWER:  9,070,549

10.  SHARED DISPOSITIVE POWER: 0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  9,105,549

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes   No  x

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
        21.4%

14.  TYPE OF REPORTING PERSON:  IN


     Item 1. Security and Issuer

        This statement relates to the Common Stock, $0.0025 par value per share ("Common Stock"), issued by The Immune Response Corporation, a Delaware corporation (the "Company"), whose principal executive offices are located at 5935 Darwin Court, Carlsbad, California 92008.

     Item 2. Identity and Background

        (a)  This statement is filed by Kevin B. Kimberlin.

        (b) The business address of Mr. Kimberlin is c/o Spencer Trask & Co., 535 Madison Avenue, New York, New York 10022.

        (c) Mr. Kimberlin's present principal occupations are Chairman of Spencer Trask & Co. and private investor.

        (d) Mr. Kimberlin has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)  Mr. Kimberlin has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
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                                                                   Page 3 of 8


        (f)  Mr. Kimberlin is an individual of United States citizenship.

     Item 3. Source and Amount of Funds or Other Consideration

        On November 9, 2001, the Company entered into a note purchase agreement (the "Note Purchase Agreement"), with Kevin Kimberlin Partners, L.P. ("KKP") which was subsequently amended to add Oshkim Limited Partnership ("Oshkim") as a party, and provided for the sale of notes and warrants in multiple-stage private placements. Mr. Kevin Kimberlin, a member of the Company's Board of Directors, is an affiliate of each of KKP and Oshkim. At the initial closing on November 9, 2001 (the "November Closing"), the Company issued to KKP a note convertible into 1,733,703 shares of Common Stock and a warrant to purchase 1,733,703 shares of Common Stock in exchange for gross proceeds of $2.0 million.

        At a subsequent closing on February 14, 2002 (the "February Closing"), the Company issued to Oshkim a note which is convertible into 1,716,001 shares of Common Stock and a warrant to purchase 1,716,001 shares of Common Stock in exchange for gross proceeds of $2.0 million.


     Item 4. Purpose of Transaction

        The Company's management and Board of Directors determined that the Company should raise additional capital through the sale of equity securities to address its short-term working capital needs. Kevin B. Kimberlin, a member of the Company's Board of Directors and a partner of each of KKP and Oshkim, decided to finance the Company when it was unable to obtain financing on acceptable terms. In a multiple-stage private placement, notes convertible into Common Stock and warrants to purchase Common Stock were acquired by KKP and Oshkim. Similar notes and warrants may be sold to KKP or Oshkim in subsequent closings pursuant to the Note Purchase Agreement.

        Mr. Kimberlin does not have any plans or proposals which relate to or would result in any of the following:

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

        (d) Any change in the present Board of Directors or management of the Company;

        (e) Any material change in the present capitalization or dividend policy of the Company;

        (f) Any other material change in the Company's business or corporate structure;

        (g) Changes in the Company's charter, By-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

        (h) A class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
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                                                                   Page 4 of 8

        (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

        (j)  Any action similar to any of those enumerated above.

     Item 5. Interest in Securities of the Issuer

        (a) The aggregate percentage of shares of Common Stock reported beneficially owned by Mr. Kimberlin is based upon 35,572,099 shares outstanding, which is the total number of shares of Common Stock outstanding as of February 14, 2002, as represented by the Company.

         As of the date of this statement, Mr. Kimberlin is the beneficial owner of 9,105,549 shares of Common Stock, which represented approximately 21.4% of the issued and outstanding number of shares of Common Stock as of February 14, 2002.


           Mr. Kimberlin's spouse held 35,000 shares of Common Stock; a retirement account for the benefit of Mr. Kimberlin held 16,000 shares of Common Stock; Kimberlin Family Partners, L.P., a Colorado limited partnership, of which Mr. Kimberlin is the general partner, held 227,916 shares of Common Stock; Kevin Kimberlin Partners, L.P., of which the general partner is KKP Management LLC, a Nevada limited liability company, of which Mr. Kimberlin is the managing member, held 1,794,871 shares of Common Stock. Additionally, Mr. Kimberlin can be deemed to be the beneficial owner of (a) 1,733,703 shares of Common Stock issuable on conversion of the promissory note held by KKP from the November Closing, (b) 1,733,703 shares of Common Stock issuable on exercise of the warrant held by KKP from the November Closing, (c) 1,716,001 shares of Common Stock issuable on conversion of the promissory note held by Oshkim from the February Closing and (d) 1,716,001 shares of Common Stock issuable on exercise of the warrant held by Oshkim from the February Closing. Upon the exercise of options, 132,354 shares may be acquired by Mr. Kimberlin currently or within 60 days after February 14, 2002. Mr. Kimberlin, as of February 14, 2002, may be deemed to be the beneficial owner of 9,105,549 shares representing 21.4% of the class, based on the 35,572,099 shares of Common Stock outstanding as of February 14, 2002.


        (b) Mr. Kimberlin has the sole power to vote and dispose of all shares of Common Stock beneficially owned by him, other than in respect of the 35,000 shares of Common Stock held by his spouse.

        (c)  See Item 6 below.

        (d) No person other than each respective owner of shares of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock.

        (e)  Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        On November 9, 2001, the Company entered into the Note Purchase Agreement with KKP which was subsequently amended to add Oshkim as a party, and provided for the sale of notes and warrants in multiple-stage private placements. At the November Closing, the Company issued to KKP a note with a discounted conversion price which is convertible into 1,733,703 shares of Common Stock and a warrant with a fair market exercise price, to purchase 1,733,703 shares of Common Stock in exchange for gross proceeds of $2.0 million.

        At the February Closing, the Company issued to Oshkim a note with a conversion price equal to 112.5% of the average closing bid prices for Common Stock for the five consecutive trading days ending the trading day prior to the date of the issuance of the note, which is convertible into 1,716,001 shares of Common Stock and a warrant, with a fair market exercise price, to purchase 1,716,001 shares of Common Stock in exchange for gross proceeds of $2.0 million.

        On February 7, 2002, to address Nasdaq's concerns regarding whether the Company was compliant with NASD Rule 4350(i)(1)(A), the Company entered into a Letter Agreement with KKP (the "Letter Agreement"). Under NASD Rule 4350(i)(1)(A), Nasdaq-listed companies must obtain stockholder approval of a plan or arrangement under the following paragraph (the "Insider Rule"):

             "when a stock option or purchase plan is to be established or other arrangement made pursuant to which stock may be acquired by officers or directors, except for warrants or rights issued generally to security holders of the company or broadly based plans or arrangements including other employees (e.g. ESOPs). In a case where the shares are issued to a person not previously employed by the company, as an inducement essential to the individual's entering into an employment contract with the company, shareholder approval will generally not be required. The establishment of a plan or arrangement under which the amount of securities which may be issued does not exceed the lesser of 1% of the number of shares of common stock, 1% of the voting power, or 25,000 shares will generally not require shareholder approval."


        At a special meeting of the Company's shareholders to be held on April 2, 2002 (the "Meeting"), the Company will be seeking the approval of its stockholders for the issuance and sale of the notes and warrants in all closings pursuant to the Note Purchase Agreement to satisfy the Insider Rule. THE LETTER AGREEMENT PROVIDES THAT FROM ITS DATE OF EXECUTION UNTIL THE RECEIPT OF STOCKHOLDER APPROVAL OF THE TRANSACTIONS UNDER THE NOTE PURCHASE AGREEMENT (THE "RESTRICTION TERMINATION DATE"), KKP WOULD NOT VOTE, SELL, PLEDGE, OFFER, DISPOSE OF OR TRANSFER ANY OF THE SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTE ISSUED IN THE NOVEMBER CLOSING OR EXERCISE OF THE WARRANT ISSUED IN THE NOVEMBER CLOSING. KKP MAY TRANSFER SHARES UNDER CERTAIN LIMITED CONDITIONS. KKP ALSO AGREED THAT IT WOULD NOT RECEIVE ANY SHARES OF THE COMPANY'S STOCK AS A RESULT OF EITHER A STOCK DIVIDEND OR STOCK DISTRIBUTION ON COMMON STOCK IN THE EVENT THAT THE COMPANY PAYS ANY DIVIDEND OR ISSUES ANY STOCK DISTRIBUTION PRIOR TO THE RESTRICTION TERMINATION DATE.

        Under NASD Rule 4350(i)(1)(D), companies whose securities are traded on Nasdaq must obtain stockholder approval for the issuance of securities in a private offering of common stock at a price less than the greater of the book or market value per share of the stock, if the issuance amounts to 20% or more of the common stock or 20% or more of the voting power of a company outstanding before the issuance (the "20% Rule"). Under NASD Rule 4350(i)(1)(B), Nasdaq-listed companies must obtain stockholder approval for any issuance of securities that would result in a change of control (the "Control Rule").

        After the November Closing and before the February Closing, the Company had several discussions with Nasdaq and KKP with respect to Nasdaq's concerns about whether the Company was in compliance with the Insider Rule and whether additional financings under the Note Purchase Agreement would be in compliance with the Insider Rule, 20% Rule and Control Rule. As a result of these discussions, the Company entered into Amendment No. 1 to the Note Purchase Agreement with KKP and Oshkim on February 14, 2002 ("Amendment No. 1"). Amendment No. 1 added Oshkim as a party to the Note Purchase Agreement and allowed the Company to issue the note and warrant in the February Closing to Oshkim on different terms than the note and warrant issued in the November Closing so that the issuance would be in compliance with the Insider Rule, 20% Rule and Control Rule.

        The notes issued pursuant to the Note Purchase Agreement accrue interest at a rate of 8% per year. The note issued in the November Closing will mature on May 5, 2002 unless the Company obtains, at the Meeting, the required stockholder approval under the 20% Rule, in which case the maturity date will be extended to November 9, 2004, the three-year anniversary of its issuance. The note issued in the February Closing and any note which potentially may be issued in any subsequent closings will mature on the three-year anniversary of their respective issuance dates. The initial conversion price for the shares of Common Stock issued upon conversion of the note issued at the November Closing is $1.1536 per share. The initial conversion price for the shares of Common Stock issued upon conversion of the note issued at the February Closing is $1.1655 per share. The conversion price of the note issued in the February Closing is equal to 112.5% of the average closing bid prices for the Common Stock for the five consecutive trading days ending the trading day prior to the date of the February Closing. The principal and any accrued and unpaid interest on any notes issued in any subsequent closing shall initially be convertible into Common Stock at a price per share equal to 80% of the average closing bid prices for Common Stock for the ten consecutive trading days ending the trading day prior to the date such additional note is issued. The conversion price of the notes shall adjust for stock splits, recapitalizations, recombinations, and stock dividends. The conversion price of the notes shall also be reduced pursuant to a fully-weighted average adjustment in the event the Company issues securities without consideration or for a consideration per share of less than the then-applicable conversion price of such note. Notwithstanding the foregoing, any potential fully-weighted average adjustment to the conversion price of the note issued in the February Closing will not be effective, to the extent that such adjustment would not be in compliance with NASD Rule 4350(i), unless the Company receives the required stockholder approval under the 20% Rule.

        The initial purchase price for the shares of Common Stock issuable upon exercise of the warrant issued at the November Closing is $1.4420 per share. The initial purchase price for the shares of Common Stock issuable upon exercise of the warrant issued at the February Closing is $1.036 per share. The exercise price of the warrant issued in the February Closing will equal the average of the closing bid prices for the Common Stock for the five consecutive trading days ending the trading day prior to the February Closing. At each subsequent closing, Oshkim shall receive additional warrants. The number of shares of Common Stock that may be purchased upon exercise of an additional warrant shall equal the face value of the corresponding note issued in the subsequent closing divided by the initial conversion price of such note. The exercise price of the warrant shall equal the average of the closing bid prices for the Common Stock for the ten consecutive trading days ending the trading day prior to the date the corresponding note is issued.

        After discussions with Nasdaq and to ensure that the Company will be in compliance with the 20% Rule, Oshkim agreed to restrictions on its ability to exercise the warrant issued in the February Closing. The warrant issued in the February Closing shall be exercisable only to the extent that shares issuable on exercise of the warrant, when aggregated with shares issuable on conversion of the note and warrant issued in the November Closing and the note issued in the February Closing, would not infringe the 20% Rule. The restrictions on Oshkim's ability to exercise the warrant shall terminate if the Company obtains shareholder approval at the Meeting.

        Additionally, if the average of the closing bid prices of Common stock for any ten consecutive trading days is less than 75% of the then effective exercise price of a warrant (the "Adverse Market Price"), then the exercise price of the warrant will adjust to that ten-day average closing price. The number of shares issuable on exercise of the warrants will not be adjusted in connection with this adjustment to the purchase price. To exercise at the adjusted ten-day average closing price, KKP or Oshkim must give a notice to the company during a period in which the ten-day average closing price remains equal to or below the Adverse Market Price and pay the exercise price to the Company within five days of the delivery of the notice.

        On November 9, 2001, the Company entered into an Intellectual Property Security Agreement (the "Security Agreement") with KKP to secure the note and on February 14, 2002 entered into Amendment No. 1 to the Security Agreement to add Oshkim as a party. Pursuant to the Security Agreement, the Company granted to KKP and Oshkim a prior security interest in all of its rights to its trademarks, patents, trademark licenses, and patent licenses (unless prohibited expressly by the terms of the license), and any related proceeds from its trademarks or patents. The Security Agreement prohibits the Company from entering into any license agreement that is inconsistent with the Security Agreement or is reasonably likely to have a material adverse effect on the security interests held by KKP and Oshkim. The Security Agreement also restricts the Company's ability to sell or assign an interest in the patents, trademarks, patent licenses, or trademark licenses absent the prior written consent of KKP and Oshkim. The Security Agreement further provides that the Company will take steps to preserve its rights in the patents, the trademarks, the patent licenses and the trademark licenses.

     Item 7.   Material to be Filed as Exhibits

1.      Note Purchase Agreement, dated November 9, 2001, between KKP and the
        Company.

2. 8% Convertible Secured Promissory Note, dated November 9, 2001, issued by the Company in favor of KKP.

3.      Warrant Agreement, dated November 9, 2001, between KKP and the Company.

4. Intellectual Property Security Agreement, dated November 9, 2001, between KKP and the Company.

5. Amendment No. 1 to Note Purchase Agreement, dated February 14, 2002, between KKP, Oshkim and the Company.

6. 8% Convertible Secured Promissory Note, dated February 14, 2002, issued by the Company in favor of Oshkim.

7.      Warrant Agreement, dated February 14, 2002, between Oshkim and the
        Company.

8. Amendment No. 1 to Intellectual Property Agreement, dated February 14, 2002, between KKP, Oshkim and the Company.
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                     Signature


        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 1, 2002

                     /s/ Kevin B. Kimberlin
                         -------------------
                         Kevin B. Kimberlin


                EXHIBIT INDEX

1.      Note Purchase Agreement, dated November 9, 2001, between KKP and the
        Company.

2. 8% Convertible Secured Promissory Note, dated November 9, 2001, issued by the Company in favor of KKP.

3.      Warrant Agreement, dated November 9, 2001, between KKP and the Company.

4. Intellectual Property Security Agreement, dated November 9, 2001, between KKP and the Company.

5. Amendment No. 1 to Note Purchase Agreement, dated February 14, 2002, between KKP, Oshkim and the Company.

6. 8% Convertible Secured Promissory Note, dated February 14, 2002, issued by the Company in favor of Oshkim.

7.      Warrant Agreement, dated February 14, 2002, between Oshkim and the
        Company.

8. Amendment No. 1 to Intellectual Property Security Agreement, dated February 14, 2002, between KKP, Oshkim and the Company.